PRESS RELEASE

BANRO ANNOUNCES Q2 PRODUCTION RESULTS
Twangiza Production Remains Strong as Namoya Continues Ramp-up
to Commercial Production

Toronto, Canada – July 9, 2015 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") today announced its operating results for the second quarter of 2015.

Q2 OPERATIONAL HIGHLIGHTS

  Twangiza produced 34,325 ounces of gold in the second quarter of 2015, a 60% increase over Q2 2014 (21,431 ounces in Q2 2014), for year-to-date production of 70,268 ounces of gold.
  Namoya achieved stacking levels greater than 140,000 tonnes in June as the mine continued its ramp-up to commercial production.
  For the second consecutive quarter, throughput at the Twangiza process plant achieved 101% of the 1.7 million tonnes per annum (“Mtpa”) annualized design capacity.
  This throughput achievement at Twangiza includes processing an average of 43% non- oxide material at an overall average process recovery of 82.2%.
  Twangiza and Namoya produced a combined 44,850 ounces of gold during Q2 2015.

“Twangiza continued to perform well through the quarter. Performance levels are stabilizing as the mine continues to process increased levels of non-oxide material. Mine management is continuing to build on the achievements to date, with a particular focus on optimizing operations at Twangiza. Namoya’s operational performance progressively improved during the second quarter as capital equipment was commissioned. Namoya continues to achieve improved ore production and stacking rates and is now well-positioned for continued incremental improvements as it builds toward commercial production levels in Q3 2015," commented Banro President and CEO John Clarke.

Twangiza Update

Twangiza focused on debottlenecking during the second quarter of 2015, and incrementally improved the processing of ore with the ongoing blending of non-oxide material. This focus allowed for the operation to maintain throughput at the annualized design capacity of 1.7 Mtpa, while increasing the proportion of non-oxide material to an average of 43% for the quarter. The previously reported upgrade in mineral reserves, together with the plant’s success in maintaining annualized throughput levels through two consecutive quarters, provides confidence in the plant’s ability to maintain current performance levels. Similar to the first quarter, mine productivity allowed for the availability of high grade ore in addition to appropriate blending of oxide and non-oxide material. Twangiza management will continue to focus on process debottlenecking and optimization to secure reliable throughput levels that can be maintained through the rainy season.

Twangiza poured 10,569 ounces in April, 12,059 ounces in May and 11,697 ounces in June for a second quarter 2015 total of 34,325 ounces of gold. Similar to the first quarter of 2015, these production levels significantly exceeded the 2015 monthly average production guidance of 9,000 ounces. As a result of this strong performance in the first half of the year, Banro is pleased to increase Twangiza’s 2015 gold production guidance to a range of 115,000 to 125,000 ounces.

The Company's preliminary 2015 second quarter production results for the Twangiza mine, in comparison to the same quarter of 2014 and the previous quarter in 2015, are as follows:

Operating Metrics	Units	Q2 2015	Q2 2014	% Change	Q1 2015	% Change	H1 2015	H1 2014	% Change
Total material mined	Tonnes	770,162	871,849	(12%)	975,716	(21%)	1,745,878	1,599,272	9%
Total ore mined	Tonnes	548,175	485,276	13%	632,264	(13%)	1,180,439	781,600	51%
Total ore milled	Tonnes	428,661	340,654	26%	428,844	0%	857,505	593,344	45%
Head grade	g/t Au	3.01	2.44	23%	3.21	-6%	3.10	2.56	21%
Recovery	%	82.2	84.3	(2%)	80.7	2%	81.4	84.6	(4%)
Strip ratio	t:t	0.41	0.80	(49%)	0.54	(24%)	0.48	0.98	(51%)
Gold production	Ounces	34,325	21,431	60%	35,943	(5%)	70,268	41,568	69%

The insights gained from Twangiza’s experience with the treatment of non-oxide material and improved blending with oxide material allowed for a significant increase over the previous quarter in the percentage of non-oxide material processed coupled with an increase in overall recoveries.

Namoya Update

Throughout the second quarter of 2015, Namoya continued to ramp up toward commercial production levels, achieving stacking levels greater than 140,000 tonnes of agglomerated ore in June. As previously reported, the delay in financing resulted in a need to modify the mine plan to allow for the pre-stripping of the Kakula reserve pit. This modification impacted ore availability early in the second quarter as the mine fleet focused on waste removal in order to allow for increased access to mining faces when the first additions to the mobile fleet were commissioned in late May. This contributed to a decrease in the stacking level in April to 57,211 tonnes, which subsequently increased to 130,974 tonnes in May and 142,082 tonnes in June. The significant decrease in stacking levels from March’s 103,163 tonnes to April was also driven by the adverse impact of unseasonably high rains which interrupted supply routes and the ability to deliver procured materials and supplies. The availability of ore from mining activities and the available medium grade stockpile material resulted in the stacking of ore with an average grade of 1.52 g/t Au. Namoya management is continuing to implement process modifications and upgrades, which are resulting in significant progress toward steady-state operating levels. Namoya poured 3,114 ounces in April, 3,315 ounces in May and 4,096 ounces in June, for a second quarter 2015 total of 10,525 ounces of gold.

During the second half of June and early July, Namoya achieved stacking rates in excess of 5,000 tonnes per day (“tpd”) and is expected to increase to over 6,000 tpd by the end of July. As Namoya progresses through the third quarter of 2015, the commissioning of the second stage of the additional mobile fleet, which is now on site, and delivery of the currently procured third stage, will allow the operation to advance more quickly with a number of mining activities, including waste stripping which was re-sequenced following the delay in financing. This will result in improved ore access in multiple pits, allowing the mining team to effectively drill, blast and mine ore and enable the delivery of ore at an average grade consistent with or above the average reserve grade in the latter half of the third quarter and into the fourth quarter. These activities will in turn support continuous increases in stacking rates following the commissioning of process upgrades early in the third quarter.

Heap leach operations require several months of continuous percolation to fully recover the leachable gold. Thus, the process advancements from the second quarter, together with ongoing improvements to the heap leach circuit, are projected to result in monthly gold production of about 9,000 ounces once steady-state operating levels are achieved during H2 2015. Taking into account production at Namoya during the first six months of the year, together with the impact of delays in mobile equipment financing and the resulting delivery timelines on the ramp-up of Namoya, the Company has updated expected 2015 gold production from Namoya to a range of 60,000 to 70,000 ounces.

The Company's preliminary 2015 second quarter production results for the Namoya mine, compared to the same quarter of 2014 and the previous quarter in 2015, are as follows:

Operating Metrics	Units	Q2 2015	Q2 2014	Q1 2015
Total ore mined	Tonnes	253,113	335,674	178,800
Total ore stacked	Tonnes	330,267	65,859	255,323
Head grade	g/t Au	1.53	2.03	1.97
Strip ratio	t:t	1.96	1.42	2.93
Gold production	Ounces	10,525	1,458	9,254

Commenting on the results, Dr. Clarke said, “The strong production levels at Twangiza, together with the progress achieved at Namoya and continued improvements in cash flow, indicate that the Company is on course for maintaining steady-state production at Twangiza and successfully ramping-up production at Namoya to commercial production and steady-state levels.”

Overall, the consolidated 2015 annual gold production as a result of the outperformance of Twangiza combined with the delayed ramp-up of Namoya is expected to be 175,000 to 195,000 ounces.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and completion of its second gold mine at Namoya located approximately 200 kilometres southwest of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo (the “DRC”). All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Measured", "Indicated", and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 20-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of future gold production (including the timing thereof), costs, cash flow and gold recoveries, mineral resource and mineral reserve estimates, potential mineral resources and mineral reserves and the Company’s development and exploration plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 6, 2015 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact:
Martin Jones
+1 (416) 366-2221 Ext. 3213
+1-800-714-7938 Ext. 3213
info@banro.com